UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-40286

Arrival

(Translation of registrant’s name in English)

1, rue Peternelchen

L-2370 Howald,

Grand Duchy of Luxembourg

+352 621 266 815

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Announcement of Public Warrants Redemption

On June 18, 2021, Arrival (the “Company”) issued a press release announcing the redemption of all of its outstanding public warrants (the “Public Warrants”) to purchase ordinary shares of the Company, that were issued under the Warrant Agreement, dated December 12, 2019, by and between CIIG Merger Corp. (“CIIG”) and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), as part of the units sold in CIIG’s initial public offering, which Public Warrants were assumed by the Company on March 24, 2021. Affiliates of CIIG Management LLC holding warrants to purchase 3,587,499 ordinary shares of the Company that were issued under the Warrant Agreement in a private placement simultaneously with CIIG’s initial public offering have agreed (pursuant to Section 5 of that certain Transaction Support Agreement dated November 18, 2020 entered into by CIIG Management LLC and the other parties listed therein) to exercise their warrants on a cashless basis concurrently with the Company’s redemption of its Public Warrants. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

None of this Current Report on Form 6-K nor the press release attached hereto as Exhibit 99.1 constitutes an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Incorporation by Reference

This Current Report on Form 6-K shall be deemed incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-257101).

Exhibits

Exhibit No.	Description

99.1	Press Release issued by Arrival on June 18, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By:	/s/ Denis Sverdlov

Name:	Denis Sverdlov
Title:	Chief Executive Officer

Dated: June 21, 2021